UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 000-27512 -- CF# 32215

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       CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2015.

       Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.22K	through June 30, 2019
Exhibit 10.22L	through June 30, 2019
Exhibit 10.22M	through June 30, 2019
Exhibit 10.23AM	through December 31, 2017
Exhibit 10.24AN	through March 31, 2017
Exhibit 10.24AO	through April 30, 2019

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary